July 28, 2009

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

Washington, DC 20549

Re:	BNC Bancorp
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 000-50128

Dear Mr. Windsor:

This letter is in response to your letter dated July 14, 2009 concerning comments on the above referenced documents. We understand that the purpose of your review is to assit us in our compliance with disclosure requirements and we appreciate your comments. As requested, I have keyed our response to your comments in the order given.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11.	Executive Compensation

Compensation Decision Process, page 13 of Definitive Proxy Statement on Schedule 14A

1.	It appears that the company benchmarks certain elements of compensation to its peers. Please disclose to the staff, and in future filings identify, the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Listed below are the companies used to make up the compensation peer group for the BNC Bancorp. The peer group consists of 24 publicly traded financial institutions that are comparable to the Bank of North Carolina in either location and asset size or in performance measures such as ROA, ROE, efficiency ratio, NPAs and NCOs.

831 JULIAN AVENUE — P.O. BOX 1148 — THOMASVILLE, NORTH CAROLINA 27361-1148 — (336) 476-9200

Mr. Christian Windsor

July 28, 2009

Companies Included in BNC Bancorp Peer Group

Fidelity Southern Corporation

Southern Community Financial Corporation

Capital Bank Corporation

Yadkin Valley Financial Corporation

Palmetto Bancshares, Inc.

Southeastern Bank Financial Corporation

PAB Bankshares, Inc.

Bank of Granite Corporation

Appalachian Bancshares, Inc.

Eastern Virginia Bankshares, Inc.

Crescent Banking Company

Cooperative Bankshares, Inc.

Savannah Bancorp, Inc.

Commonwealth Bankshares, Inc.

Middleburg Financial Corporation

Peoples Bancorp of North Carolina, Inc.

Crescent Financial Corporation

First South Bancorp, Inc.

WGNB Corp.

Four Oaks Fincorp, Inc.

CNB Corporation

First National Bancshares, Inc.

Hampton Roads Bankshares, Inc.

Citizens South Banking Corporation

The compensation committee considers the Company’s executive team one of the best in the peer group and is committed to offering salary and benefits at least commensurate with and even above their peers in order to recognize what the Board considers superior performance in the midst of a financial crises. The Board expects the management team to grow the value of the Company’s franchise without compromising credit quality thereby increasing stockholder value. Many of the peer financial institutions have shown flat growth over the past few years while BNC Bancorp has increased assets from $498 million as of December 31, 2004 to $1.57 billion as of December 31, 2009. During this same time period, when the compensation committee reviewed the credit deterioration of the peer group over the recent economic downturn, it was worse than experienced by the Company. This indicated that the Company’s executive management team had successfully grown the Company while maintaining credit quality metrics at or above the peer group. The executive officers of the Company consists of three positions, the President and CEO, the Executive Vice President and Chief Operating Officer and the Executive Vice President and Chief Financial Officer. BNC Bancorp operates with a leaner

Mr. Christian Windsor

July 28, 2009

management team when compared with the management teams of other financial institutions in the peer group. Consequently, the three executives perform duties that are delegated to other positions in similarly situated companies. For these reasons the compensation committee believed, and the Board agreed, that the three-member executive team deserved to be compensated above the median compensation benchmarks of the peer group.

Bonuses-Annual Cash Incentive Awards, page 14 of Definitive Proxy Statement on Schedule 14A

2.	Please tell the staff why you have not disclosed all the performance targets utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year. For example, although you disclose the minimum requirements which must be met in order to pay incentive compensation, you do not discuss how performance beyond the threshold impacts the named executive officers’ compensation. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

The Compensation for Stakeholders plan is a program developed by Mike Higgins & Associates, Inc. used by over 500 organizations in the United States and abroad. It is 100 percent self-funding: compensation opportunities are created by sharing in a portion of the profits above a minimum threshold amount. For the Company, the minimum threshold is pretax income growth that exceeds a baseline established by the Board, typically 1-4% above prior year levels and regulatory ratings meet a Board determined minimum standard. The Compensation for Stakeholders plan is the reward compensation program that our organization adopted because its primary goals are to maximize shareholder value and ensure long-term viability of the Company by balancing multiple goal achievement within the context of growth, profit, asset quality and productivity. These goals, called Key Performance Indicators, are all measurable goals set within mathematical matrices called Performance Models. These models are developed for the organization as a whole which reconcile with the performance of the organization-wide model. In this way, the models maintain great mathematical accuracy and integrity and provide fairness to everyone.

The level of expected performance which justifies base salaries under a normal banking environment is called Baseline. Rather than being the first hurdle to achieve on the model, this is a level that is expected to be achieved without changing the behaviors or activities within our organization. However, this is the level of demarcation: performance that falls below baseline will negatively impact the reward pool, but it affects the reward pool only. All performance

Mr. Christian Windsor

July 28, 2009

achieved above baseline will be shared as reward compensation provided the minimum performance criteria, called Triggers, have been met. Triggers in our program are Satisfactory Compliance and Safety and Soundness Examination ratings as determined by the Board.

Each Key Performance Indicator has a weighting, which is formulated mathematically to ensure that the reward value is tied explicitly to the level of increased performance. This mathematical integrity is the key in that it insures that the payout is only from funds created by the improvement in pretax income. Thus, the rewards awarded under the plan cannot exceed the values approved by the board of directors. The Key Performance Indicators of the Bank’s plan are:

•	Average Loans

•	Average Core Deposits

•	Average Time Deposits

•	Noninterest Income

•	Net Interest Margin

•	Efficiency Ratio

•	Past Due Loan Percentage

•	Net Charge-offs

•	Non-performing assets

The program uses a ‘minimum threshold’ as described above but does not have a target and maximum payout. The amounts awarded are entirely dependent on the amount profits exceed the threshold. If the minimum threshold amount is not achieved, no awards are made from the Compensation for Stakeholders plan. In 2008, the Compensation for Stakeholders plan resulted in no performance awards being paid. However, the plan provides for a discretionary component to award employees, including senior management, for exceptional performance in times when industry and economic challenges are not conducive to increases in the Company’s performance. The Compensation Committee decided to award discretionary bonuses in 2008 based on the Company’s performance relative to peer performance. The amounts shown in the “Bonus” column for the named executive officers are discretionary and were awarded pursuant to the discretionary provision of the Compensation for Stakeholders plan.

3.	In future filings, if the Committee decides to use its discretionary authority to pay compensation, please discuss in greater detail the factors which affected the discretionary amounts paid to each named executive officer under the Compensation for Stakeholders plan. Please also tell us whether the amounts paid exceeded the threshold, target or maximum amounts payable under the program for 2008.

In 2008 the threshold amount of pretax income growth above 2007 pretax income was not met. However, for the reasons discussed under Comments 1. and 2. above, and the fact that the Company had accrued money designated for the Compensation for Stakeholders plan in the

Mr. Christian Windsor

July 28, 2009

event the threshold amount had been met, the compensation committee decided to award a small discretionary bonus to the three executive officers as well as to the two Bank officers with salaries exceeding $100,000 who are listed in the executive compensation table. As seen in the Summary Compensation Table, the 2008 bonuses were 50% or more below the bonuses paid in 2007 and 2006. The compensation committee recommended, and the Board agreed, that a reward for the three-member management team was appropriate for exceptional performance in challenging economic times.

In future filings, if discretionary amounts are paid to the named executive officers, the proxy statement will contain more detailed disclosure regarding the factors considered by the Compensation Committee when determining discretionary awards under the Compensation for Stakeholders program.

Summary Compensation Table, page 19 of Definitive Proxy Statement on Schedule 14A

4.	Please tell the staff whether amounts disclosed in the “Bonus” column for the years 2006 and/or 2007 were based on the achievement of any performance criteria in accordance with the Compensation for Stakeholders program. If so, please disclose the amounts that were paid as a result of the achievement of specified performance criteria, if different from the total amounts already disclosed. In addition, revise future filings to disclose in the “Bonus” column only those amounts not earned by meeting performance measures in the non- equity incentive plan. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02.

The Compensation for Stakeholders plan is considered a bonus plan because it includes all employees of the Bank. All of the criteria for 2006 and 2007 were met; therefore, all of the amounts included in the “Bonus” column were earned under the Compensation for Stakeholders plan.

Grants of Plan-Based Awards, page 29 of Definitive Proxy Statement on Schedule 14A

5.	It appears that the Compensation for Stakeholders program is a non-equity incentive program. Revise future filings to identify the threshold, target and maximum payouts payable under the plan in the relevant reporting period. Refer to Regulation S-K Compliance & Disclosure Interpretation 120.02.

Future filings will identify the threshold, target and maximum payouts payable under the Compensation for Stakeholders program.

Item 13.	Certain Relationships and Related Transactions, and Director Independence

Indebtedness of and Transactions with Management and Directors, page 33 of Definitive Proxy Statement on Schedule 14A

Mr. Christian Windsor

July 28, 2009

6.	Please confirm that the bank does not make loans to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K. If loans are made to related persons, please include the disclosure contemplated by Item 404(a)(5) of Regulation S-K. or, if applicable, Instruction 4.c. thereto.

The Bank of North Carolina makes loans to its executive officers and directors and their family members in the ordinary course of its business. These loans are currently made on substantially the same terms, including interest rates, collateral and repayment terms, as those then prevailing for comparable transactions with nonaffiliated persons, and do not involve more than the normal risk of collectability or present any other unfavorable features. Applicable regulations prohibit the Bank from making loans to its executive officers and directors at terms more favorable than could be obtained by non-executive employees of the Bank. The Bank’s policy concerning loans to executive officers and directors currently complies with applicable regulations.

None of the outstanding loans to executive officers or directors or any of their family members was not, and is not currently, in nonaccrual status, past due, restructured nor are there any potential problems with such loans. The following table provides information during 2008 and as of the most recent practicable date for the largest aggregate outstanding amount of indebtedness for all directors, executive officers and their associates, as a group.

Signature Page

7.	Please revise the signature page, in future filings, to identify the principal executive officer, principal financial officer, and principal accounting officer as required by Instruction D(2)(a) of the Form 10-K.

In future filings we will revise the signature page to identify the principal executive officer, the chief financial officer and the principal accounting officer.

Exhibits

8.	Please tell the staff why you have not filed the Compensation for Stakeholders plan as an exhibit to the Form 10-K. Refer to Item 601(b)(10)(iii) of Regulation S-K.

We mistakenly believed that since the Compensation for Stakeholders program was for all employees company-wide, it, like the 401(k) plan, was not required to be filed. A copy of the Compensation for Stakeholders will be filed with the Company’s second quarter 10-Q.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Notes to Consolidated Financial Statements

Mr. Christian Windsor

July 28, 2009

General

9.	Please revise future filings to include a roll forward of the allowance for loan losses, as well as discussion in MD&A concerning any material trends or credit characteristics in the loan portfolio and allowance for loan losses.

In future filings we will include a roll forward of the allowance for loan losses and include in the MD&A discussions any material trends or credit characteristics in the loan portfolio and allowance for loan losses.

10.	Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to paragraph 20a of SFAS 114.

In future filings we will disclose as of each balance sheet date presented, the amount of impaired loans, noting the related allowances, if any, in accordance with SFAS 114.

Note E - Derivative Instruments, page 10

11.	We note that you have designated an interest rate swap as a cash flow hedge of your money market deposit accounts under SFAS 133. To help us better understand your accounting treatment; please provide us with the following additional information regarding this hedge:

•	tell us whether your hedged money market deposit accounts have a fixed term to maturity or if they can be withdrawn at anytime; and

•	explain how you determined that this relationship qualified for hedge accounting under paragraph 29(h) of SFAS 133. Refer to Derivatives Implementation Guidance Issues G-19 and G-26.

The hedged money market deposit accounts have a fixed term to a specified maturity date. At the inception of the hedge, the source of the hedged item’s cash flows is the Insured Network Deposits Floating-Rate Deposit Program, which requires funding on the basis of a Fed Funds index. This funding rolls over a series of fixed-term deposits. The swap also relies on this same underlying interest rate as those deposits, applying identical market conventions. Thus, these two interest rate settings are identical. The Company validates its expectation that the hedge will be highly effective by demonstrating the respective variable rates underlying the debt that fosters the designated hedged item and the hedging derivative are highly correlated. We use regression analysis for this purpose. This regression is performed by assessing the correlation between the

Mr. Christian Windsor

July 28, 2009

two series of daily observations - one relating to rate underling the hedged item and the other relating to the rate underlying the hedging instrument. These two time series will reflect any difference, if any such difference (i.e. timing, rounding conventions, differentials, etc.) arises — between the two associated rate observations. Since the derivative and funding rely on the same index, with identical market conventions, the two interest rate settings are identical such that the regression would be moot, in that its results would be predetermined.

FAS 133 never dictates whether specific derivatives may or may not serve as hedging derivatives in hedging relationships. Rather, any derivative can serve as a hedging derivative as long as it can satisfy the prospective and retrospective tests stipulated in the hedge documentation. The logic that justified our approach is simply that we had anticipated that, over the life of the hedge, the actual results generated by the synthetic cap would be sufficiently close to the hypothetical cap, thereby justifying the expectation of high effectiveness. Moreover, our procedures specifically measure ineffectiveness by comparing the cumulative results of the synthetic cap with those of the hypothetical swap, following the G20 dictates.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you need any additional information, please let me know.

Sincerely,

W. Swope Montgomery, Jr.
President and Chief Executive Officer

/fhs